SMARTPROS LTD. 2005 Annual Report

Our objective is to be the leading provider of continuing education and corporate training solutions in the United States.

learn


SmartPros

enjoy

live

work

SmartPros is focused on growth. Our objective is to accelerate organic growth through expansion within current markets. SmartPros also looks to implement and execute its proven model in additional vertical markets that require mandatory continuing education. We continue to pursue strategic acquisitions of complementary companies, content and technologies.



Founded in 1981, SmartPros Ltd. is an industry leader in the field of accredited professional education and corporate training.

Our products and services are primarily focused in the accredited professional areas of corporate accounting, financial management, public accounting, governmental and not-for-profit accounting, banking, engineering, and ethics and compliance.

education



SmartPros is a leading provider of professional education products to Fortune 500 companies, as well as the major firms and associations in each of its professional markets. SmartPros provides education and content publishing and development services in a variety of media including Web, CD-ROM and video. Our subscription libraries feature hundreds of course titles and 1,000+ hours of accredited education. SmartPros' proprietary Professional Education Center (PEC) Learning Management System (LMS) offers enterprise distribution and administration of education content and information. In addition, SmartPros produces a popular news and information portal for accounting and finance professionals that services 300,000+ visitors and 100,000+ subscribers per month.

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Dear Fellow Shareholder:

This year SmartPros celebrates its 25th year of operation as a leading developer of accredited education for professionals, and 2005 marked our first full year as a publicly traded company.

2005 was highlighted by continued profitability and strong organic growth in our core subscription products, despite increased operational costs related to being a public company. We continue to execute on our business plan, and we believe our strategy is appropriate for a company seeking to deliver long-term growth for its shareholders.

This past year we focused on growth in our subscription models and in expanding our product lines and delivery capabilities. Our goals included increasing our product offerings to existing clients and entering new vertical markets. By focusing on scaleable products and subscription revenue, we hope to minimize the impact of consulting contracts that fluctuate from quarter to quarter.

To lessen the emphasis on consulting revenue from our Working Values subsidiary, we made a significant investment into the development and introduction of several proprietary, off-the-shelf training programs and compliance risk assessment tools. These programs are a perfect complement to Working Values' legacy consulting business, creating new opportunity for 2006.

We also heavily invested cash and resources in our proprietary eLearning technology delivery platforms. We launched the SmartPros eLearning Player (eLP)™ to: enhance the delivery and interaction of our core product lines; meet and exceed the nuances of today's broadband movement; and better integrate with today's corporate technology environments.

In early 2006 we announced two acquisitions. We acquired the assets of Sage Online Learning, a privately held, leading provider of nationally certified online training solutions. This acquisition expands our core product offerings to the complementary banking, securities and insurance markets.

We also completed the acquisition of Skye Multimedia, Inc., a leading developer of custom interactive marketing and training applications for CD, DVD, Internet and Learning Management Systems. Skye brings existing revenue opportunity, enhanced production capabilities, and the potential for new vertical market expansion.

In keeping with previously stated goals, these acquisitions complement SmartPros and we expect them to be accretive within a reasonable time frame.

Also in 2005, your Board approved the re-purchase of up to $750,000 of our own stock in the open market. This move was based on our belief that SmartPros is currently undervalued when compared to SmartPros' peers.

I would also like to take this opportunity to thank Dr. William K. Grollman, company co-founder, for his 25 years of outstanding contribution to our company. Bill retired as company president and director to focus on his health. Jack Fingerhut, also a company co-founder, was promoted to President. Jack is well-suited for this opportunity, and we expect him to help move the company forward in 2006 and beyond.

We believe we have the employees, the products, and the right business model to build long-term shareholder value in the coming years. I'd like once again to thank you for your continued support and for sharing our enthusiasm for the future of SmartPros.



Sincerely,

Allen S. Greene
Chairman and Chief Executive Officer

2005 Highlight...
SmartPros launched the **SmartPros eLearning Player** (eLP)®, a cutting edge content delivery platform for continuing education, corporate training and product demonstration.

New for 2006

SmartPros acquires **Sage Online Learning** and its catalog of banking, insurance, and securities courseware. Look for **SmartPros Banking** to launch in 2006!

SmartPros®

Accounting and Finance Professional Education

SmartPros is an innovative provider of continuing professional education (CPE) for accounting and finance professionals.

We develop our programs in alliance with leading associations, content providers and authors. Our subscription libraries feature more than 400 accredited course titles delivered via the Internet, video, DVD and CD-ROM. We tailor our programs for individuals, corporations, firms and associations.

Below are just a few of the programs we offer:

SmartPros® Professional Education Center (PEC)™

The SmartPros Professional Education Center is a turn-key Learning Management System (LMS) designed to manage educational subscriptions, student accounts, eCommerce, and reporting needs for corporations and associations. The PEC features 400+ accredited course titles. The PEC is co-branded with client logos and color schemes, and delivered using an Application Service Provider (ASP) hosted infrastructure that requires no client technology resources. In addition, the PEC integrates with today's most popular corporate Learning Management Systems.

Financial Management Network (FMN)™

FMN is the leading "update" subscription program for financial and accounting professionals, and is used by more than half of the Fortune 500. It is available in offline video group study and online self-study formats. FMN produces 48 new courses each year (96 online and self-study credits, four courses per month) focused on the hottest financial topics. FMN also publishes an online archive of 75+ courses. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

SmartPros® Advantage (SPA)™

SPA is our annual CPE subscription program featuring hundreds of "skills-based" courses offering a blend of self study via multimedia and interactive text. Courses include downloadable course materials, interactive quizzes, and the ability to track credits and print completion certificates. Topic areas include: Accounting & Auditing, Tax, Financial Planning, Management, Ethics, Technology and Personal Development.

CPA Report (CPAR)™

CPA Report is our in-depth online professional education subscription for accountants in public practice. We cover the hottest topics affecting the profession, and produce 60+ new segments each year. CPA Report Online is a great source for CPE credits, producing 120+ self-study CPE credits each year. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates. CPAR is also available in DVD format.

CPA Report Government / Not-for-Profit Edition (CPAR Gov/NFP)™

This edition of the CPA Report is our annual CPE subscription program designed specifically for professionals in governmental and not-for-profit accounting. Each quarter we add four new programs (eight online CPE credits) covering the hottest topics in the field. CPAR also publishes an online archive of courses. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes, credit tracking and the ability to print completion certificates. CPAR Gov/NFP is available in both online and DVD formats.



2005 Highlight...

SmartPros launches **SmartPros Book Digests** (SBD)™, featuring over 600 business book summaries adapted from the most popular titles.

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New for 2006

Working Values launches the **Integrity Toolkit FastTrack**™, a modular program to aid corporate ethics and compliance training.



SmartPros® Engineering™

Professional Education & Training for Engineers



SmartPros Engineering aims to revolutionize lifelong learning for engineering professionals.

SmartPros Engineering has alliances with professional and technical societies and nationally recognized organizations to develop online courses that fulfill PDH/PDU requirements.

Engineering products include:.

General Engineering: Business Management

More that a dozen courses, including: Recruiting Stars, Increasing Production and Profits, Managing Relationships and Protecting Your License.

Civil Engineering Courses

Courses include: Roadside Design, Wetlands, Stormwater, Windloads, and Slope Stability. Each of the first four courses has multiple modules available individually for purchase.

Interactive PE Exam Prep for Civil Engineers

SmartPros' PE exam review is a state-of-the-art interactive multimedia tool that simulates the actual PE exam using demonstration problems that are comparable to the real test. The course is available online and on CD-ROM. The review course is jointly produced with the American Society of Civil Engineers (ASCE) and is the most popular electronic course on the market for the PE exam with 50+ hours of interactive review.

Project Management for Engineers

The first completely online interactive project management course developed exclusively for engineers by engineers. Voice and interactive graphics let you learn at your own pace. Eleven critical sections with over 60 individual learning modules. This program provides over 35 hours of PDU/PDH credit.

Working Values®

Integrity-Based Compliance & Governance Solutions

Working Values, Ltd., a SmartPros company, has helped leading organizations align workplace behavior with standards to meet ethics and compliance requirements, such as those demanded by the Sarbanes-Oxley legislation.

Our Integrity Alignment Process aligns employee and manager actions with the organization's values and standards using integrated approaches to communication, learning and process realignment. The Process includes assessments, strategic planning, as well as award-winning training and communication programs.



Integrity Toolkit™

The Toolkit is a compliance center that includes code of business conduct certification, training and assessment tools. It features a Learning Management System that provides employees, *managers, senior leaders and board* members with the tools each group needs to understand the compliance requirements of the organization and what is required of them to help move the company towards those goals.

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SmartPros® Marketing Services™

Accounting & Finance Marketing Solutions

SmartPros Marketing Services group is a full-service agency focused on programs that reach accounting and finance professionals.

This group is responsible for content management, advertising and lead-generation programs offered through the company's popular news and information portal at accounting.smartpros.com.

In addition, we produce private-branded content solutions for our clients in the areas of industry-specific news headlines and newsletters.

SmartPros' marketing programs currently reach 300,000+ accounting and finance professionals with 1.5 million targeted advertising impressions each month.

All of our programs are available online and in print:

- Advertising
- Lead Generation
- Contests / Surveys
- Email Promotions & Direct Mail
- Media Relations & Tradeshows
- Collateral Development
- Newsletter Programs

SmartStudios™

Video & Film Production & Duplication Services

SmartStudios is a full-service video/film production and duplication company with an impressive list of Fortune 500 clients.

We offer award-winning, broadcast-quality film and video production, new media production, and duplication services on a national scope.

SmartStudios' documentaries and commercials have appeared on network TV; although our primary concentration is corporate education programs.

Services include:

- Pre-Production & Casting
- Film & Video Production
- Post Production
- Duplication & Distribution
- Webcasting
- Sound Stage Rental
- Full-Frame Digital Conversion
- VHS & Audio Cassette Duplication
- CD / CD-ROM / DVD Duplication
- Transfer Services
- Packaging & Fulfillment

New for 2006

SmartPros acquires **Skye Multimedia** to enhance its production capabilities and to create opportunities in new vertical markets.



SmartPros® Interactive™

Interactive Media & Web Design

SmartPros Interactive is a full-service interactive media agency.

Our design methodology supports our clients' strategic business initiatives and productivity goals with cost-effective and engaging design.

Our major concentration is as an Application Service Provider (ASP) converting education programs to the Web.

Services include:

- Web Site Design & Development
- Intranet & Extranet Solutions
- Rich Media Design
- Streaming Media Conversion
- CD-ROM Development
- eBusiness Consulting
- Custom eLearning Development

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this annual report. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See "Forward-Looking Statements" following the Table of Contents of this 10-KSB. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We provide learning solutions for accounting/finance and engineering professionals, as well as ethics and compliance training for the general corporate community. In February 2006, we acquired substantially all of the operating assets of Skye Multimedia and Sage Online Learning. As a result, through our new subsidiary, Skye Multimedia, we develop custom interactive marketing and training applications for CD, DVD, Internet and Learning Management Systems. Skye offers a broad range of services including content development, design, animation, audio/video production and application development. Skye's clients are a diverse group of companies from pharmaceutical, financial, technology and other industries.

As a result of the Sage transaction, we acquired a library consisting of 58 nationally certified online training solutions for the banking, securities and insurance industries. We offer "off-the-shelf" courses and custom designed programs with delivery methods suited to the specific needs of our clients. Our customers include approximately half of the Fortune 500 and a large number of midsize and small companies.

Initially, our accounting/finance programs were delivered on videotape. In 1998, we recognized that, to remain competitive, we would have to make our products available in digital format for distribution over the Internet and corporate intranets. Towards that end, we hired information technology professionals to build a new media department that, among other things, would convert our programs to digital format for online delivery and who would oversee the development of a learning content management system.

In 2000 we acquired Virtual Education Corporation, or VEC, a provider of license preparation and continuing professional development programs for engineers. The acquisition of VEC put a tremendous strain on our internal capital resources. Although our accounting division continued to grow and generate operating profits, overall we began losing money. In the four-year period beginning in 2000 and ending in 2003, we generated over $10 million of losses. In 2001, we hired a new chief executive officer, Allen S. Greene, who had previously been the chief operating officer of a publicly traded specialty finance company. Since becoming our CEO, Mr. Greene has successfully refocused on our core competencies, cut overhead, substantially reduced debt and raised additional equity capital. In 2004 we recorded our first net profit since 1999.

Since 2001, we have successfully completed four key acquisitions. In May 2001, we acquired substantially all of the assets of Pro2Net. In so doing, we acquired a library of "how to" programs, a functional learning content management system that we could market with our programs, customer lists, trade names and computer hardware. As a result, we were able to terminate a contract with a third party to develop a learning content management system, saving us approximately $2 million in development costs. Our ability to provide the value-added services represented by the learning management system is, we believe, key to our recent revenue growth and future success.

In April 2003, we acquired a library of custom-designed integrity-based courses and other assets from Working Values Group Ltd., a company that specialized in building custom-designed learning solutions for the general corporate community using traditional and alternative instructional techniques. As part of the transaction, we also hired the development team from Working Values Group. With the increased focus on corporate governance and ethics and the passage of the Sarbanes-Oxley Act of 2002 along with new rules and regulations adopted by the national stock exchanges and markets, we believe that there is a significant growth opportunity in supplying training that addresses corporate culture as a significant risk factor.

The aggregate purchase price for the Pro2Net and Working Values assets was $1.1 million in cash, stock (based on the value at the time of the acquisition) and assumption of liabilities. In comparison, the sellers of these assets had collectively raised more than $30 million to develop these assets and fund their operations.

In February 2006, we acquired the operating assets and certain liabilities of Skye Multimedia, Inc., for approximately $520,000. In addition, the current owners of Skye are entitled to an additional payment based on the average earnings of Skye between March 1, 2006, and December 31, 2008, less adjustments for use of capital and other costs. In no event will the total additional payment exceed $1.2 million. The additional payment may be paid 50% in cash and 50% in SmartPros common stock at our discretion. If the additional payment is paid partly in stock, the price of the stock will be determined by the average price for the 20 business days subsequent to December 31, 2008. Skye's sales for the year 2005 were in excess of $1 million.

Also in February 2006, we acquired substantially all of the operating assets of Sage Group International Inc. for $225,000. Sage's primary asset is 58 online courses designed for the banking industry. Although Sage's sales were approximately $115,000 in 2005, we believe that with proper marketing, integration into our Professional Education Center, and the ability to cross-sell our other products to Sage's existing customers, we can increase that amount fairly quickly.

We measure our operations using both financial and other metrics. The financial metrics include revenues, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) revenues by sales source, i.e., accounting/finance, engineering, Working Values and video production and e-commerce, (ii) online sales, (iii) cash flows and (iv) EBITDA.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Some of the most significant trends affecting our business are the following:

- The increasing recognition by professionals and corporations that they must continually improve their skills and those of their employees in order to remain competitive.
- The plethora of new laws and regulations affecting the conduct of business and the relationship between a corporation and its employees.
- The increased competition in today's economy for skilled employees and the recognition that effective training can be used to recruit and train employees.
- The development and acceptance of the Internet as a delivery channel for the types of products and services we offer.

In 2004 we successfully completed our initial public offering. We intend to use a portion of the remaining $4.8 million net proceeds from the offering and our publicly traded common stock to execute our growth strategy, which contemplates acquiring other companies that provide learning solutions or their assets. We intend to focus on acquisitions that will allow us to increase the breadth and depth of our current product offerings, including the general corporate market for compliance, governance and ethics. We will also consider acquisitions that will give us access to new market segments such as insurance, health care and financial services. We prefer acquisitions that are accretive, as opposed to those that are dilutive, but ultimately the decision will be based on maximizing shareholder value rather than short-term profits. The size of the acquisitions will be determined, in part, by our size, the capital available to us and the liquidity and price of our stock. We may use debt to enhance or augment our ability to consummate larger transactions.

There are a number of factors that make our acquisition strategy viable. We believe that many of the companies currently providing learning solutions are small and under-capitalized. Also, our senior management team includes experienced mergers and acquisition executives who have demonstrated an ability to identify and acquire companies that have enhanced our product offerings and provided us with a platform for future growth. At the present time, we have no agreements or commitments for any acquisitions. We cannot assure you that we will successfully complete any acquisitions.

There are many risks involved with acquisitions, some of which are discussed in Item 1 of Part 1 of this report above under the caption "Certain Risk Factors That May Affect Our Growth and Profitability." These risks include integrating the acquired business into our existing operations and corporate structure, retaining key employees and minimizing disruptions to our existing business. We cannot assure you that we will be able to identify appropriate acquisitions opportunities or negotiate reasonable terms or that any acquired business or assets will deliver the shareholder value that we anticipated at the outset.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared according to accounting principles generally accepted in the United States. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be the most important to the portrayal of our financial condition.

Revenues

Most of our revenue is in the form of subscription fees for one of our monthly accounting update programs or our course library. Other sources of revenue include direct sales of programs on a non-subscription basis, fees for various services, including Web design, software development, tape duplication, video production, video conversion, course design and development, ongoing maintenance of the SmartPros Professional Education Center, and licensing fees. Subscriptions are billed on an annual basis, payable in advance and deferred at the time of billing. Sales made over the Internet are by credit card only. Renewals are usually sent out 60 days before the subscription period ends. Larger transactions are usually dealt with by contract, the financial terms of which depend on the services being provided. Contracts for development and production services typically provide for a significant upfront payment and a series of payments based on deliverables specifically identified in the contract.

Revenues from subscription services are recognized as earned; deferred at the time of billing or payment and amortized into revenue on a monthly basis over the term of the subscription. Engineering products are non-subscription based and revenue is recognized upon shipment of the product or, in the case of online sales, payment. Revenues from non-subscription services provided to customers, such as Web site design, video production, consulting services and custom projects are generally recognized on a proportional performance basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. We usually obtain either a signed agreement or purchase orders from our non-subscription customers outlining the terms and conditions of the sale or service to be provided. Otherwise, these services are recognized as revenues after completion and delivery to the customer. Duplication and related services are generally recognized upon shipment or, if later, when our obligations are complete and realization of receivable amounts is assured. Working Values recognizes revenue on a proportional performance basis.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Impairment of long-lived assets

We review long-lived assets and certain intangible assets annually for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered.

Stock-based compensation

We have adopted the disclosure-only requirements of SFAS No. 123. As a result, no compensation costs are recognized for stock options granted to employees. Options and warrants granted to non-employees are recorded as an expense at the date of grant based on the then estimated fair value of the security in question. Effective January 1, 2006, we adopted the provisions of SFAS No.123R which requires these costs to be reflected in the operating statements of the Company.

Results of Operations

Comparison of the years ended December 31, 2005 and 2004

The following table compares our statement of operations data for the years ended December 31, 2004 and 2005. The trends suggested by this table may not he indicative of future operating results, which will depend on various factors including the relative mix of products sold (accounting/finance, engineering or corporate training) and the method of sale (video or online).

YEARS ENDED	DECEMBER 31, 2004		DECEMBER 31, 2005		
	AMOUNT	PERCENTAGE	AMOUNT	PERCENTAGE	CHANGE
Net revenues	$ 10,150,738	100.0%	**$ 10,430,210**	**100.0%**	2.8%
Cost of revenues	4,002,738	39.4%	**4,161,939**	**39.9%**	4.0%
Gross profit	6,148,000	60.6%	**6,268,271**	**60.1%**	2.0%
General and administrative	4,692,748	46.2%	**5,231,101**	**50.2%**	11.5%
Depreciation and amortization	716,378	7.1%	**580,991**	**5.6%**	-18.9%
Total operating expenses	5,409,126	53.3	**5,812,092**	**55.7%**	7.4%
Operating income (loss)	738,874	7.3%	**456,179**	**4.4%**	-38.3%
Interest income	37,802	0.9%	**220,805**	**5.3%**	484.1%
Interest expense	(65,307)	-1.0%	**(8,017)**	**-0.1%**	-87.7%
Net interest (expense) income	(27,505)	-0.3%	**212,788**	**2.0%**	-873.6%
Net income	$ 711,369	7.0%	**$ 668,967**	**6.4%**	-6.0%

Net revenues

Net revenues for 2005 increased 2.8% compared to net revenues for 2004. Online sales continue to be an important factor contributing to our overall revenue growth, a trend that began in 2003. In 2005, net revenues from online sales of subscription-based products and other sales accounted for approximately $2.8 million, or 26%, of our net revenues. In 2004, online sales accounted for $2.6 million, or 21%, of our net revenues.

Net revenues from sales of our accounting/finance products grew in both absolute terms and as a percentage of total revenues. In 2005, net revenues from our accounting/finance and related products were $7.9 million compared to $6.7 million in 2004. This increase was due in part to a subscription price increase that went into effect on January 1, 2005, and to an increased level of sales. For 2005, net revenues from accounting/finance products include subscription-based revenue of $7.0 million and direct sales of course material on a non-subscription basis, net revenues from custom work and advertising of $900,000. For 2004, subscription-based revenue was $6.1 million and direct sales of course material on a non-subscription basis, custom work and advertising was $600,000.

Net revenues from sales of our engineering products, which are not subscription-based products, were $489,000 in 2005 compared to $509,000 in 2004. This decrease is primarily attributable to a change in product mix and not indicative of any trends in this area.

Net revenues from video production, duplication, consulting services for both 2005 and 2004 were relatively flat. Although revenue from consulting services increased, video production and duplication decreased by a comparable amount. Other factors contributing to the fluctuation in revenue include:

- the general decline in the videotape industry reflecting the popularity of digital formats such as CD-ROM and DVD resulting in a substantial decrease in our tape duplication business;
- inconsistency of consulting contracts; and
- certain sales generated in other areas of the Company are credited to that department and not necessarily where the work is performed.

We recently hired a new head of video production who has many years of experience in this industry. We hope to generate new business from different sources.

Net revenues from our Working Values division decreased from $1,270,000 in 2004 to $432,000 in 2005, a decrease of 66%. This decrease was primarily due to the nature of the company's business, which is custom jobs, and the completion of two large jobs in 2004. In addition, in 2005, Working Values concentrated on building its course library of ethics-based courses called Learning Moments and Living the Code.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Cost of revenues

Cost of revenues includes production costs – i.e., the salaries, benefits and other costs related to personnel, whether our employees or independent contractors, who are used directly in production, including producing our educational programs; royalties paid to third parties; the cost of materials, such as videotape and packaging supplies; and shipping costs. Compared to 2004, cost of revenues in 2005 increased by $159,000. The increase was primarily attributable to the hiring of additional personnel in the technology area. The increase in payroll is offset by a decrease in the use of outside personnel. There are many different types of expenses that are characterized as production costs and many of them vary from period to period depending on many factors. The expenses that showed the greatest variations from 2004 to 2005 and the reasons for those variations were as follows:

- *Outside labor and direct production costs.* Outside labor includes the cost of hiring actors and production personnel such as directors, producers and cameramen and the outsourcing of non-video technology. The cost of actors increased by $25,000 while the cost of video production and outside technology personnel decreased by $203,000. Direct production costs, which are costs relating to producing videos other than labor costs, such as the cost of renting equipment and locations and purchase of material decreased $39,000. These variations are related to the type of video production projects and do not reflect any trends in our business.

- *Salaries.* Overall, payroll and related costs attributable to production personnel increased by approximately $364,000. The increase was primarily attributable to our technology group, $339,000. On the other hand, compensation expense in our video production/duplication personnel increased by only $25,000. Recent staff changes in this area should reduce these costs in future periods.

- *Other costs.* Travel and entertainment expenses decreased by $49,000 primarily related to the decrease in Working Values projects. Our shipping costs decreased by $9,000 as a result of controlling costs and the shift by many customers to online delivery of our products.

As our business grows we may be required to hire additional production personnel, increasing our cost of revenues.

Royalty expense increased in 2005 as compared to 2004 for a number of reasons. While we renegotiated new rates with one of our strategic partners in the accounting area, increased sales resulted in an increase of royalty expense of approximately $20,000. In addition, the introduction of a new product in engineering and a change in the mix of sales in that area resulted in an increase of approximately $47,000 in royalty expense. However, if volume increases or if we enter into new agreement or modify existing agreements, the actual royalty payments in 2006 under these agreements may be either higher or lower than they were in 2005.

General and administrative expenses

General and administrative expenses include normal corporate overhead such as compensation and benefits for administrative, sales, marketing and finance personnel, rent, insurance, professional fees, travel and entertainment and office expenses. General and administrative expenses in 2005 were higher than they were in 2004 primarily due to the costs of being a public company. These additional costs were approximately $320,000. The 2004 amount includes a $92,000 payment to terminate a lease in California that we had inherited in the VEC acquisition. The other major component of the increase in general and administrative costs is salaries and related costs due to additional marketing efforts of approximately $102,000 and the additional cost associated with hiring a full time chief financial officer of approximately $78,000. We anticipate that general and administrative expenses inclusive of additional costs related to acquisitions will increase in 2006 as a result of increased marketing and product development costs.

Depreciation and amortization

Depreciation and amortization expenses were lower in 2005 than they were in 2004. The decrease is attributable to the fact that many of our older assets are fully depreciated. We have also begun to amortize the capitalized costs related to the Sarbanes-Oxley toolkit product and related course content. We expect our depreciation and amortization expenses on our current assets to decrease in 2006 as many of our older assets continue to become fully depreciated.

Income/loss from operations

For 2005 net income from operations was $456,000 compared to $739,000 in 2004. Although our sales have increased, costs related to being a public company of approximately $400,000 resulted in reduced operating income.

Other expenses

Other income and expense items consist of interest paid on indebtedness and interest earned on deposits. The increase in our net interest income is due primarily to our investing the proceeds of initial public offering. As of the end of 2005 we have repaid all of our outstanding indebtedness, other than capital lease obligations.

Net income and loss

For 2005, we recorded a net profit of $669,000 compared to $711,000 for 2004. The decrease in net income is primarily due to the increased costs attributable to our being a public company.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Contractual Obligations, Commitments and Contingencies

Historically, we have financed our working capital requirements through internally generated funds, sales of equity and debt securities and proceeds from short-term bank borrowings. In October 2004 we consummated an initial public offering of our common stock. The net proceeds to us from the offering were approximately $6.0 million.

Our working capital as of December 31, 2005, was approximately $4.3 million compared to a $3.4 million working capital as of December 31, 2004. The increase is attributable to positive cash flow from operations and earnings on our case. Our current ratio at December 31, 2005, is 2.02 to 1. The current ratio is derived by dividing current assets by current liabilities and is a measure used by lending sources to assess our ability to repay short-term liabilities. The largest component of our current liabilities, $3.7 million at December 31, 2005, is deferred revenue, which is revenue collected or billed but not yet earned under the principles of revenue recognition. Most of this revenue is in the form of subscription fees and will be earned over the next 12 months. The cost of fulfilling our monthly subscription obligation does not exceed this revenue and is booked to expense as incurred. For some of our products, there are no additional costs, other than shipping costs, required to complete this obligation as the material is already in our library.

For the year ended December 31, 2005, net cash generated by operating activities was approximately $1.2 million and we had a net increase in cash of $5.7 million, of which $5 million was a result of converting securities available-for-sale into money market funds at year-end. The primary components of our operating cash flows are our net income adjusted for non-cash expenses, such as depreciation and amortization, and the changes in accounts receivable, accounts payable and deferred revenues.

Capital expenditures for the year ended December 31, 2005, were approximately $206,000, of which $149,000 consisted of equipment purchases and $58,000 in capitalizing the cost of producing various Working Value courses. Although we are constantly upgrading our technology, we do not anticipate any significant increase in capital expenditures relating to equipment purchases over the next 12 months.

For the year ended December 31, 2005, we made debt principal payments of approximately $56,000. We used $491,000 from the proceeds of our initial public offering to fully repay the outstanding balances on all of our existing indebtedness other than capital leases in 2004. At year-end, our total indebtedness for borrowed money, including capital lease financings, was approximately $63,000, which consisted of the following:

- *Equipment Leasing.* At December 31, 2005, the balance on all existing equipment leases was $64,000. In 2003 we leased $118,000 of new computer and video equipment through IDB Leasing. One lease has a 48-month term, an imputed interest rate of 7.0% and monthly payments of $2,055. The second lease has a 36-month term, an imputed interest rate of 7.5% and monthly payments of $996. In January 2004 we entered into an additional capital lease obligation of $10,000 with IDB Leasing. This lease has a term of 36 months and an imputed interest rate of 6.05%. The total amount due IDB Leasing at year-end was $44,000.

- *Equipment Purchases.* At December 31, 2005, we had an outstanding balance of $19,000 on a loan relating to a vehicle we purchased in August 2004. The loan is for a term of 36 months, bears interest at 4.99% per annum and requires 35 monthly payments of $358 and a final payment of approximately $13,800 due in August 2007. The lender has agreed to repurchase the vehicle at our option for the amount of the final payment, less any applicable expenses, at the end of the term.

In addition to the foregoing, as of December 31, 2005, we had commitments under the lease for executive offices in Hawthorne, New York and the Working Values executive offices in Sharon, Massachusetts, aggregating $1.8 million through February 2010. The Sharon lease was renewed effective March 1, 2006, at a monthly rent of $1525. Finally, in connection with our acquisition of the Working Values assets, the seller was entitled to receive up to $200,000 of additional consideration if Working Values attains specific performance objectives during the two-year period following the acquisition. Upon the expiration of the two-year period, none of this contingent consideration had been earned.

In the future, we may issue additional debt or equity securities to satisfy our cash needs. Any debt incurred or issued may be secured or unsecured, at a fixed or variable interest rates and may contain other terms and conditions that our board of directors deems prudent. Any sales of equity securities may be at or below current market prices. We cannot assure you that we will be successful in generating sufficient capital to adequately fund our liquidity needs.

Seasonality and cyclicality

Historically, the fourth quarter has been our strongest in terms of revenue generation. This is due to the fact that most of our subscriptions follow the calendar year and renewals are mailed out 60 days before the end of the year. Also, for internal budgeting reasons, corporate clients tend to defer their decisions to the end of the year.

In general, since most of our business relates to continuing professional education and is non-discretionary, we do not believe that business cycles have a material impact on our financial performance. Adverse business conditions and developments, however, would negatively affect the performance of Working Values and the ability of our video production and consulting departments to generate revenues independently.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this statement are effective for small business filers the first interim reporting period that begins after December 15, 2005.

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of these items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005. We do not believe there will be a significant impact as a result of adopting this statement.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets", an amendment of Accounting Principles Board ("APB") Opinion No. 29, which differed from the International Accounting Standards Board's ("IASB") method of accounting for exchanges of similar productive assets. Statement No. 153 replaces the exception from fair value measurement in APB No. 29, with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The statement is to be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that SFAS No. 153 will have a material impact on its results of operations or cash flows.

In 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" which applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement. FASB 154 requires a retrospective application to new accounting pronouncements. FASB 154 is effective for all fiscal years ending after December 15, 2005. We do not believe that it is currently affected by this pronouncement.

Consolidated Balance Sheet

YEARS ENDED	DECEMBER 31, 2005
Assets	
Current Assets:	
Cash and cash equivalents	$ 7,505,691
Accounts receivable, net of allowance for doubtful accounts of $40,429	777,122
Prepaid expenses and other current assets	254,176
Total Current Assets	8,536,989
Property and Equipment, net	493,604
Goodwill	53,434
Other Intangibles, net	2,158,593
Other Assets - Restricted Cash	150,000
Total Assets	$11,392,620
Liabilities and Stockholders' Equity	
Current Liabilities:	
Accounts payable	$ 228,629
Accrued expenses	277,159
Current portion of capital lease and equipment financing obligations	38,148
Deferred revenue	3,689,486
Total Current Liabilities	4,233,422
Long-Term Liabilities:	
Capital lease and equipment financing obligations	25,992
Other liabilities	160,193
Total Long-Term Liabilities	186,185
Commitments and Contingencies	
Stockholders' Equity:	
Convertible preferred stock, $.001 par value, authorized 1,000,000 shares, 0 shares issued and outstanding	
Common stock, $.0001 par value, authorized 30,000,000 shares, 5,140,545 issued and 5,035,716 outstanding	514
Additional paid-in-capital	16,418,034
Accumulated deficit	(8,785,935)
	7,632,613
Common stock in treasury, at cost - 109,731 shares	(384,600)
Deferred compensation	(75,000)
Note receivable from stockholder	(200,000)
Total Stockholders' Equity	6,973,013
Total Liabilities and Stockholders' Equity	$11,392,620

See notes to consolidated financial statements.

Consolidated Statements of Operations

YEARS ENDED	DECEMBER 31, 2005	DECEMBER 31, 2004
Net Revenues	$10,430,210	$10,150,738
Cost of Revenues	4,161,939	4,002,738
Gross Profit	6,268,271	6,148,000
Operating Expenses:		
Selling, general and administrative	5,231,101	4,692,748
Depreciation and amortization	580,991	716,378
	5,812,092	5,409,126
Operating Income	456,179	738,874
Other Income (Expense):		
Interest income	220,805	37,802
Interest expense	(8,017)	(65,307)
	212,788	(27,505)
Provision for Income Taxes	–	–
Net Income	$ 668,967	$ 711,369
Net Income Per Common Share:		
Basic net income per common share	$ 0.13	$ 0.23
Diluted net income per common share	$ 0.13	$ 0.23
Weighted Average Number of Shares Outstanding		
Basic	5,082,359	3,086,359
Diluted	5,111,158	3,119,322

See notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity (Deficiency)

YEARS ENDED DECEMBER 31, 2005 AND 2004

	COMMON STOCK		PREFERRED STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	DEFERRED COMPENSATION	RECEIVABLE FROM STOCKHOLDER	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)
	SHARES	AMOUNT	SHARES	AMOUNT						
Balance, January 1, 2004	2,638,484	$264	14,979	$15	$10,213,459	$(10,166,271)	$ –	$(200,000)	$(220,000)	$ (372,533)
Conversion of Preferred Shares	619,522	62	(14,979)	(15)	(47)	–	–	–	–	–
Common Stock Issued Through Public Offering	1,800,000	180	–	–	6,024,091	–	–	–	–	6,024,271
Common Stock Issued for Services	42,539	4	–	–	(4)	–	–	–	–	–
Restricted Common Stock Granted to Officer	40,000	4	–	–	169,996	–	(170,000)	–	–	–
Amortization of Deferred Compensation	–	–	–	–	–	–	42,500	–	–	42,500
Net Income	–	–	–	–	–	711,369	–	–	–	711,369
Balance, December 31, 2004	5,140,545	514	–	–	16,407,495	(9,454,902)	(127,500)	(200,000)	(220,000)	6,405,607
Common Stock Issued by Exercise of Options	4,902	–	–	–	10,539	–	–	–	–	10,539
Purchase of Treasury Shares (51,725)	–	–	–	–	–	–	–	–	(164,600)	(164,600)
Amortization of Deferred Compensation	–	–	–	–	–	–	52,500	–	–	52,500
Net Income	–	–	–	–	–	668,967	–	–	–	668,967
Balance, December 31, 2005	**5,145,447**	**$514**	**–**	**$ –**	**$16,418,034**	**$ (8,785,935)**	**$ (75,000)**	**$(200,000)**	**$(384,600)**	**$6,973,013**

See notes to consolidated financial statements

Consolidated Statements of Cash Flow

YEARS ENDED	DECEMBER 31, 2005	DECEMBER 31, 2004
Cash Flows from Operating Activities:		
Net income	$ 668,967	$ 711,369
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	580,991	716,378
Bad debts	(30,571)	6,532
Stock compensation	52,500	42,500
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Accounts receivable	238,708	(329,423)
Prepaid expenses and other current assets	(78,906)	(46,690)
Other assets	17,196	9,369
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses	(227,072)	(350,080)
Deferred revenue	(51,980)	326,242
Other liabilities	(4,714)	18,558
Total adjustments	496,152	393,386
Net Cash Provided by Operating Activities	1,165,119	1,104,755
Cash Flows from Investing Activities:		
Investment in securities available-for-sale	5,000,000	(5,000,000)
Acquisition of property and equipment	(148,526)	(115,316)
Capitalized course costs	(57,833)	–
Cash paid for business acquisition	–	(3,500)
Net Cash Provided by (Used in) Investing Activities	4,793,641	(5,118,816)
Cash Flows from Financing Activities:		
Purchase of treasury shares	(164,600)	–
Payments on note payable - treasury stock	–	(60,000)
Proceeds from issuance of long-term debt	–	23,582
Net proceeds from issuance of common stock	10,539	6,024,271
Payments on long-term debt	–	(683,003)
Payments under capital lease obligations	(55,999)	(80,791)
Net Cash (Used in) Provided by Financing Activities	(210,060)	5,224,059
Net Increase in Cash and Cash Equivalents	5,748,700	1,209,998
Cash and Cash Equivalents, beginning of year	1,756,991	546,993
Cash and Cash Equivalents, end of year	$7,505,691	$1,756,991
Supplemental Disclosure:		
Cash paid for interest	$ 8,017	$65,307
Supplemental Disclosure of NonCash Investing and Financing Activities:		
Common stock issued in exchange for note receivable	$ –	$ 170,000
Equipment purchased under capital leases	$ –	$ 10,135

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Years ended December 31, 2005 and 2004)

Note 1. Description of Business and Summary of Significant Accounting Policies

SmartPros Ltd. ("SmartPros" or the "Company"), a Delaware Corporation, was organized in 1981 as Center for Video Education Inc. for the purpose of producing educational videos primarily directed to the accounting profession. SmartPros' primary products today are periodic video and Internet subscription services directed to corporate accountants and financial managers, accountants in public practice and CPA exam candidates. In addition, the Company also produces a series of continuing education courses directed to the engineering profession as well as a series of courses designed for candidates for the professional engineering exam. Finally, through its wholly owned subsidiary, Working Values Ltd. ("Working Values"), the Company produces ethics, governance, and compliance programs for corporate clients. SmartPros also produces custom videos and rents out its studios. SmartPros is located in Hawthorne, New York, where it maintains its corporate offices, new media lab, video production studios and tape duplication facilities. While the Company's management monitors the revenue streams of its various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable segment.

Basis of presentation

The consolidated financial statements of SmartPros include the accounts of SmartPros and its wholly owned subsidiary, Working Values. All significant intercompany balances and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue from its subscription services as earned. Subscriptions are generally billed on an annual basis, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally one year. Engineering products are non-subscription based and revenue is recognized upon shipment or, in the case of online sales, upon receipt of payment. Revenues from other non-subscription services, such as Web site design, video production, consulting services, and custom projects, are generally recognized on a proportional performance basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. The Company obtains either signed agreements or purchase orders from its non-subscription customers outlining the terms and conditions of the products or services to be provided. Otherwise, revenues are recognized after completion and/or delivery of services to the customer. Duplication and related services are generally recognized upon shipment or, if later, when the Company's obligations are complete and realization of receivable amounts are assured.

Comprehensive income (loss)

Comprehensive income (loss) refers to revenue, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. At December 31, 2005 and 2004, there were no such adjustments required.

Cash and cash equivalents

All highly liquid instruments with an original maturity of three months or less are considered cash equivalents. From time to time, the Company invests a portion of its excess cash in money market accounts that are stated at cost and approximate market value.

Investments

The Company has established a policy to invest proceeds from its public offering in AAA-rated bonds with short-term maturities or money market funds. The Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At December 31, 2005, the Company had no short-term investments. Unrealized gains and losses on available-for-sale securities are recorded as a separate component of stockholders' equity. Realized gains and losses on the sale of securities, as determined on a specific identification basis, are included in the consolidated statements of operations. For the years ended December 31, 2005 and 2004, the Company had no unrealized gains or losses on available-for-sale securities.

Concentration of credit risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and accounts receivable. No single customer represents a significant concentration of sales or receivables.

Accounts receivable

Accounts receivable are recorded at original invoice amount less an allowance that management believes will be adequate to absorb estimated losses on existing accounts receivable. The allowance is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for doubtful accounts when management believes that collectibility is unlikely. The allowance is an amount that management believes will be adequate to absorb

Notes to Consolidated Financial Statements (Years ended December 31, 2005 and 2004)

estimated losses on existing accounts receivable, based on an evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic conditions that may affect the customer's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Accounts receivable are generally considered to be past due if any portion of the receivable balance is outstanding for more than 90 days.

Inventories

Inventories are valued at the lower of cost or market on a first-in, first-out basis and consist primarily of videotape stock, unsold video courses and related materials. Inventories are included in prepaid expense and other current assets.

Shipping and handling costs

The Company has included freight-out as a component of cost of goods sold for the years ended December 31, 2005 and 2004.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from three to 10 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Expenditures for maintenance and repairs are charged to operations as incurred and major expenditures for renewals and improvements are capitalized and depreciated over their useful lives.

Long-lived assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. SFAS No. 144 requires, among other things, that the Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the Company's long-lived assets were impaired.

Goodwill

Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identified intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Intangible assets

Certain intangible assets are being amortized on a straight-line basis over their estimated useful lives, which vary between five and 19 years.

Capitalized course costs

Capitalized course costs include the direct cost of internally developing proprietary educational products and materials that have extended useful lives. Amortization of these capitalized course costs commences with the realization of course revenues. Other course costs incurred in connection with any of the monthly subscription products or custom work are charged to expense as incurred. At December 31, 2005, the Company capitalized the cost of its Sarbanes-Oxley toolkit and related course developments in the amount of $239,149. At December 31, 2005, the Company has included these capitalized course costs in intangible assets, net of accumulated amortization of $120,878. The capitalized course costs are being amortized over a period of three years.

Deferred revenue

Deferred revenue related to subscription services represents the portion of unearned subscription revenue, which is amortized on a monthly, straight-line basis, as earned. Deferred revenue related to Web site design and video production services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in accordance with the Company's revenue recognition policy.

Income taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur.

Net income per share

Basic net income per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options and warrants.

The reconciliation for the years ended December 31, 2005 and 2004 is as follows:

YEARS ENDED DECEMBER 31,	2005	2004
Weighted Average Number of Shares Outstanding	**$5,082,359**	$3,086,359
Effect of Dilutive Securities, *common stock equivalents*	**28,799**	32,963
Weighted Average Number of Shares Outstanding, used for computing diluted earnings per share	**$5,111,158**	$3,119,322

Stock-based compensation

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income (loss) per share if expense was measured using the fair value recognition provisions of FASB Statement No.123, "Accounting for Stock-Based Compensation:"

YEARS ENDED DECEMBER 31,	2005	2004
Net Income, as reported	**$668,967**	$711,369
Deduct Stock-Based Compensation Expense *Determined Under Fair Value-Based Method*	**(43,969)**	(165,362)
Pro Forma Net Income	**$624,998**	$546,007
Basic Income Per Share, as reported	**.13**	.23
Basic Income Per Share, pro forma	**.12**	.18
Diluted Income Per Share, as reported	**.13**	.23
Diluted Income Per Share, pro forma	**.12**	.18

The fair value of options granted in 2005 and 2004 was estimated on the date of grant using the Black-Scholes Option Pricing model with an average assumed risk-free interest rate of 4.0% to 4.4%, an average expected life of 10 years, an expected volatility of 32.5% and the assumption that no dividends will be paid. The weighted average fair value per option of options granted during 2005 and 2004 was $1.96 and $1.40, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

New accounting pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this statement are effective for small business filers the first interim reporting period that begins after December 15, 2005.

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of these items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005. Management does not believe there will be a significant impact as a result of adopting this statement.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets", an amendment of Accounting Principles Board ("APB") Opinion No. 29, which differed from the International Accounting Standards Board's ("IASB") method of accounting for exchanges of similar productive assets. Statement No. 153 replaces the exception from fair value measurement in APB No. 29, with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The statement is to be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that SFAS No. 153 will have a material impact on its results of operations or cash flows.

In 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" which applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement. FASB 154 requires a retrospective application to new accounting pronouncements. FASB 154 is effective for all fiscal years ending after December 15, 2005. The company does not believe that it is currently affected by this pronouncement.

Advertising

Advertising is expensed as incurred and was approximately $64,000 and $42,000 for the years ended December 31, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements (Years ended December 31, 2005 and 2004)

Note 2. Acquisitions

In April 2003, the Company, through its newly formed, wholly owned subsidiary, Working Values, acquired course content and intangible assets from The Working Values Group Ltd. (a Massachusetts corporation). The results of operations for Working Values are included herein beginning from the acquisition date of April 1, 2003. The purchase price for the acquired assets was $104,950. As part of the purchase price, the seller was entitled to receive up to $200,000 as additional consideration based on achieving certain net profits through April 2005. No such contingent consideration was earned.

Note 3. Property and Equipment

The components of property and equipment are as follows:

DECEMBER 31, 2005	
Furniture, Fixtures and Equipment	$3,238,001
Leasehold Improvements	182,549
	3,420,550
Less Accumulated Depreciation	2,926,946
	$493,604

Depreciation expense for the years ended December 31, 2005 and 2004 were approximately $199,000 and $361,000, respectively. At December 31, 2005, property and equipment included assets that were acquired under capitalized leases of approximately $155,000 and accumulated depreciation of approximately $75,000.

Note 4. Goodwill and Intangible Assets

The components of intangible assets for December 31, 2005, are as follows:

	COST	ACCUMULATED AMORTIZATION	CARRYING VALUE
Sarbanes-Oxley Toolkit	$239,149	$120,878	$118,271
Evergreen Client List	3,500	700	2,800
Engineering Courses	2,766,837	1,863,279	903,558
Rights to CPA Report ("CPAR")	1,700,000	1,105,014	594,986
	4,709,486	3,089,871	1,619,615
P2N:			
Trade names	200,000	40,000	160,000
Courses	200,000	90,000	110,000
Technology documentation	150,000	105,000	45,000
Customer database	100,000	45,000	55,000
Other	187,504	95,976	91,528
Total P2N	837,504	375,976	461,528
Working Values:			
Course content	50,000	25,000	25,000
Trademarks	10,000	–	10,000
Client list, domain names and other	44,950	2,500	42,450
	104,950	27,500	77,450
	$5,651,940	$3,493,347	$2,158,593

The aggregate amortization expense for each of the years ended December 31, 2005 and 2004 was approximately $382,000.

Estimated amortization expense for the five years subsequent to December 31, 2005 is as follows:

YEARS ENDING DECEMBER 31,	
2006	$421,000
2007	360,000
2008	354,000
2009	237,000
2010	152,000

The following table presents the changes in the carrying amount of goodwill and other intangibles during the year ended December 31, 2005:

	GOODWILL	OTHER INTANGIBLES
Balance, January 1, 2004	$53,434	$2,679,503
Amortization Expense		–
(381,893)		
Goodwill and Intangibles Acquired	–	184,818
Balance, December 31, 2004	53,434	2,482,653
Amortization Expense	–	(381,683)
Goodwill and Intangibles Acquired	–	57,833
Balance, December 31, 2005	**$53,434**	**$2,158,593**

Note 5. Capital Lease and Equipment Financing Obligations

In August 2004, the Company financed the purchase of a van with a 36-month loan requiring monthly payments of $358 and a balloon payment of $13,864. Interest on the loan is 4.99% per annum. The holder of the loan has guaranteed to repurchase the van at the end of the loan for $13,864, less any additional charges.

The Company is obligated under capital leases for the acquisition of office and video production equipment. The interest rates on these leases vary between 6.0% and 7.1% per annum. The minimum annual payments and present values of these payments as of December 31, 2005, are as follows:

2006	$40,863
2007	26,649
	67,512
Less Amount Representing Interest	3,372
	64,140
Less Current Portion	38,148
	$25,992

Notes to Consolidated Financial Statements (Years ended December 31, 2005 and 2004)

Note 6. Income Taxes

At December 31, 2005, the Company has net deferred tax assets of approximately $2,720,000, primarily resulting from the future tax benefit of net operating loss carryforwards. Such net deferred tax assets are fully offset by valuation allowances because of the uncertainty as to their future realizability. The net valuation allowance decreased by approximately $97,000 for the year ended December 31, 2005. Realization of deferred tax assets depends on sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. At December 31, 2005, the Company has net operating loss carryforwards available to offset future taxable income of approximately $8,000,000, which expire in 2023.

The components of income tax expense consist of the following:

YEARS ENDED DECEMBER 31,	2005	2004
Current Income Tax Expenses:		
Federal	$ –	$ –
State	–	–
Current Tax Expense	$ –	$ –
Deferred Tax Expense (Benefit) Arising from:		
Excess of financial over tax accounting depreciation	$ 80,000	$ 130,000
Net operating loss carryforwards	(400,000)	(227,000)
Valuation allowance	320,000	97,000
Net Deferred Tax Expense	$ –	$ –

Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income.

A reconciliation of income tax expense at the federal statutory rate to income tax expense at the Company's effective rate is as follows:

	2005	2004
U.S. Federal Statutory Income Tax Rate	34.0%	34.0%
State Income Tax, net of federal benefits	7.5%	7.5%
Valuation Allowance	(41.5)%	(41.5)%
Income Tax Expense	–%	–%

The temporary differences and carryforwards gave rise to the following deferred tax asset at December 31, 2005:

Depreciation and Amortization	$ 130,000
NOL Carryforward	2,720,000
Valuation Allowance	(2,850,000)
	$ –

Note 7. Convertible Preferred Stock

From November 2001 through March 2002, the Company sold an aggregate of 14,979 shares of its Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). In October 2004, the Convertible Preferred Stock automatically converted into 619,522 shares of Common Stock immediately before the closing of the initial public offering.

In February 2002, the Company sold 2,000 shares of its Convertible Preferred Stock to its president. The entire purchase price for those shares, $200,000, was evidenced by a promissory note from the purchaser. The entire principal balance of the note and all accrued interest, calculated at 5.5% per annum, is due and payable on February 14, 2007. The note is collateralized by 124,079 shares of Common Stock owned by the president of the Company.

Note 8. Stockholders' Equity

In October 2004, the Company sold 600,000 units in an underwritten initial public offering. Each unit included three shares of the Company's common stock, par value $0.0001 per share (the "Common Stock") and one and one-half common stock purchase warrants (each a "Warrant" and collectively the "Warrants"). Each Warrant entitles the holder thereof to purchase one share of Common Stock from the Company exercisable at a price of $7.125 per share at any time during the five-year period ending on October 19, 2009. The Company has the right to call the Warrants, at a price of $0.25 per warrant, at any time after April 19, 2005 on 30 days notice to the holders provided that the closing price for the Common Stock, as reported on the principal exchange on which it trades, for any five consecutive trading days has equaled or exceeded $9.50 per share. The initial public offering price of the units was $12.75 per unit, resulting in gross proceeds of $7,650,000. The net proceeds to the Company, after deducting all cash expenses incurred in connection with the offering and underwriter commissions, was $6,000,000. In addition, the Company issued 42,539 shares of Common Stock and 21,270 Warrants to its attorneys in connection with the offering and a warrant to the underwriter (the "Underwriter's Warrant") entitling the underwriter to purchase 60,000 units (180,000 shares of Common Stock and 90,000 Warrants) at a price equal to $15.30 per unit at any time from April 17, 2005 through October 19, 2009.

On September 10, 2004, the Company filed an amendment to its Certificate of Incorporation, affecting a reverse stock split in which each share of the Company's outstanding Common Stock was converted into 0.5169925 new shares of Common Stock. As a result of the reverse stock split, $246 was transferred from Common Stock to Additional Paid-in Capital. Total shares outstanding decreased by 2,465,041 as a result of the reverse stock split. All references to numbers of common shares and per share information give retroactive effect to the reverse stock split.

In August 2004, the Board authorized the issuance of 40,000 shares of restricted Common Stock to the Company's chief executive officer. Under the terms of the Restricted Stock Agreement, 10,000 shares of Common Stock vested when the Company's initial public offering was effective (October 19, 2004) and 10,000 shares will vest on each of October 19, 2005, 2006, and 2007, provided that the chief

Notes to Consolidated Financial Statements (Years ended December 31, 2005 and 2004)

executive officer has not voluntarily resigned from or been terminated for cause by the Company prior to any of the vesting dates. The chief executive officer has full voting and dividend rights with respect to all of the shares.

In April 2004, the Company's authorization for Common Stock was increased to 30,000,000 shares and the number of shares reserved under the 1999 Stock Option Plan was increased to 882,319.

In 2005, 4,902 options were exercised at a price of $2.15 per share.

In November 2005, the Company's board of directors authorized the expenditure of up to $750,000 for the repurchase of common stock commencing December 1, 2005, and ending December 1, 2006. In December 2005 the Company purchased 51,725 shares at a cost of $165,000.

At December 31, 2005, warrants covering 1,195,000 shares of Common Stock were outstanding, which include the shares of Common Stock underlying the warrants, the Underwriter's Warrant and the warrants described in the preceding paragraph.

Note 9.
Stock Option Plan

The Company's 1999 Stock Option Plan (the "Plan"), as amended, provides for the grant of incentive or non-qualified stock options and restricted stock awards for the purchase of up to 882,319 shares of Common Stock to employees, directors and consultants. Prior to the Company's initial public offering the Plan was administered by the Board of Directors. Since the initial public offering, the Plan is being administered by the Compensation Committee established by the Board of Directors of the Company. The administrator of the Plan determines the terms of options, including the exercise price, expiration date, number of shares and vesting provisions. During 2005, 4,902 options were exercised at a price of $2.15. In addition 6,884 options at prices ranging between $2.15 and $5.32 were cancelled and 692 options priced at $16.44 expired. The Company also issued 10,000 options to a board member at an exercise price of $4.00, issued 15,000 options to another board member at an exercise price of $3.44 and issued 4,500 options to various employees at an exercise price of $4.15. Options issued in 2005 expire in 10 years, with 25% vesting immediately and the remainder vesting equally over the following three years. At December 31, 2005, options covering 406,531 shares of common stock were outstanding and 470,886 shares of common stock remain available for future grants under the Plan.

A summary of all stock option activity for the years ended December 31, 2005 and 2004 is as follows:

	NUMBER OF OPTIONS	EXERCISE PRICE	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, January 1, 2004	377,441	$2.15 - $32.13	$4.75
Options Granted	22,925	4.27	4.27
Options Cancelled	(10,857)	5.32	5.32
Outstanding, December 31, 2004	389,509	2.15 - 32.13	4.72
Options Granted	29,500	3.44 - 4.00	3.74
Options Cancelled	(6,884)	2.15 - 5.32	4.67
Options Expired	(692)	16.44	16.44
Options Exercised	(4,902)	2.15	2.15
Outstanding, December 31, 2005	**406,531**	**$2.15 - $32.13**	**$4.67**
Exercisable, December 31, 2005	357,490	$2.15 - $32.13	$4.71

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)
$ 2.15	48,880	3.5	$ 2.15	48,880	3.5
$ 2.42	25,850	6.1	2.42	25,850	6.1
$ 3.44	15,000	9.8	3.44	3,750	9.8
$ 4.00	10,000	9.4	4.00	2,500	9.4
$ 4.15	4,500	9.6	4.15	1,124	9.6
$ 4.27	20,225	8.8	4.27	10,111	8.8
$ 5.32	279,684	5.6	5.32	262,883	5.6
$ 8.32	773	4.1	8.32	773	4.1
$ 21.41	1,245	3.5	21.41	1,245	3.5
$ 32.13	374	3.5	32.13	374	3.5
	406,531	6.3	$ 4.67	357,490	5.8

Note 10.
Commitments and Contingencies

The Company leases office space and production and warehouse facilities in Hawthorne, New York, and Sharon, Massachusetts. Future minimum lease payments are as follows:

YEARS ENDING DECEMBER 31,	
2006	$ 361,200
2007	357,000
2008	357,000
2009	357,000
2010	59,500
	$ 1,491,700

Deferred rent credit of approximately $160,000 is included in other long-term liabilities in the accompanying balance sheet results from rent reductions provided for at the inception of the Hawthorne, New York, lease. Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2005 and 2004 was approximately $355,000 and $366,000, respectively. The Company arranged for a $150,000 letter of credit representing a security deposit for the Hawthorne, New York, lease. The Company has pledged a $150,000 certificate of deposit to the bank issuing the letter of credit as collateral for the letter of credit and the restricted cash account is included in other assets.

Employment agreements

The Company has employment agreements with its chief executive officer, its president, its senior executive vice president, its chief financial officer, its chief technology officer and the president of Working Values. The employment agreement with the Company's chief executive officer was signed in May 2004 and is for a term of three years. The agreement renews automatically for a new three-year term at the end of the first year of each three-year term unless either party gives notice of their intent not to renew before the end of the first year of each three-year term. The chief financial officer's agreement was executed in June 2005 and expires June 2008. The employment agreement with the senior executive vice-president was renewed on October 1, 2005, for a period of three years and the chief technology officer's agreement was entered into at the same date for a period of two years. Each employment agreement provides for specified annual base salaries, subject to increases at the discretion of the Company's Board of Directors. Under certain agreements, if the Company terminates any executive's employment without cause, or if an executive terminates his employment for good reason, the executive is entitled to receive certain severance benefits. The employment agreement with the president of Working Values provides for performance and other bonuses if the Company reaches certain income levels. To date, no amounts have been paid or accrued in connection with this provision.

In January 2006, the Company's president tendered his resignation as both a corporate officer and director effective March 1, 2006. He will remain a corporate employee through the termination date of his contract, which is March 31, 2006. At that time, the Company's senior executive vice-president was named to replace him on March 1, 2006.

At December 31, 2005, the aggregate commitment under the four employment agreements, exclusive of the president's, was approximately $730,000.

Litigation

The Company is a party to litigation arising in the normal course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company's financial condition, liquidity or results of operations.

Note 11. Restructuring Charge

The Company closed its California technology center in August 2001. At the time, the Company evaluated the costs to be incurred with respect to the closure of the facility to be $245,883. The Company subsequently sub-leased the space and in 2004, pursuant to the terms of the lease paid a $92,000 lease termination fee.

Note 12. Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Current assets and current liabilities:

The carrying values of cash, investments securities available-for-sale, accounts receivables, payables and certain other short-term financial instruments approximate their fair value.

Capital lease and equipment financing obligations:

The fair value of the Company's capital lease and equipment financing obligations, including the current portion, approximates fair value.

Note 13. Subsequent Events

In February 2006, the Company entered into an agreement to purchase substantially all of the assets of Sage Group International Inc. ("Sage") for $225,000. Sage's primary business is the sale of a series of training courses designed for the banking industry. In addition, the president of Sage will become an employee of the Company.

The Company also entered into an agreement in February 2006, through a wholly owned subsidiary, to acquire substantially all of the assets and the assumption of certain liabilities of Skye Multimedia, Inc. ("Skye") for approximately $520,000. Skye is engaged in the production of training programs primarily for the pharmaceutical industry. The current owners of Skye are entitled to an additional payment based on the average earnings of the unit between March 1, 2006 and December 31, 2008, less certain adjustments for use of capital and other costs. In no event shall the total additional payments exceed $1,200,000. At least 50% of the additional payment must be paid in cash. The remaining amount can be paid in either cash or the Company's common stock at the sole discretion of the Company. If the additional purchase price is paid partly in stock, then the price of the stock shall be determined by the average price for the 20 business day period subsequent to December 31, 2008. In addition, the current president of Skye entered into an employment agreement with the Company.

Report of Independent Registered Public Accounting Firms

To the Board of Directors
SmartPros Ltd. and Subsidiary

We have audited the accompanying consolidated balance sheet of SmartPros Ltd. and Subsidiary as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the two years ended December 31, 2005 and 2004. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SmartPros Ltd. and Subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the two years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Holtz Rubenstein Reminick LLP
Melville, New York
February 24, 2006

Directors, Officers and Corporate Information

Board of Directors

Allen S. Greene
Chairman of the Board
Chief Executive Officer
SmartPros Ltd.

Jack Fingerhut
Director
President

Bruce Judson
Director

Martin H. Lager
Director

Joshua Weinreich
Director

John J. Gorman
Director

Corporate Officers & Senior Management

Allen S. Greene
Chief Executive Officer
Chairman of the Board

Jack Fingerhut
President, Director

Stanley Wirtheim
Chief Financial Officer

Joseph Fish
Chief Technology Officer

David Gebler
President, Working Values, Ltd.
Senior Vice President, SmartPros Ltd.

Joseph Higgins
Senior Vice President, Sales

Seth Oberman
President, Skye Multimedia Subsidiary

Shane Gillispie
Vice President,
Marketing & eCommerce

Mark Luciano
Vice President,
Engineering & Channel Partners

Ernie Shultz
Vice President & Executive Producer,
SmartStudios

Karen Stolzar
Vice President & Corporate Secretary

Jeffrey Jacobs
Chief Writer, Producer, Director

Corporate Headquarters

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532
(914) 345-2620
www.smartpros.com

Subsidiaries

Working Values, Ltd.
28 South Main Street
Sharon, MA 02067
(781) 784-2300
www.workingvalues.com

Skye Multimedia
1031 Route 22 West
Suite 301
Bridgewater, NJ 08807
(908) 429-0099

Stock Market Information

The common stock of SmartPros Ltd. began trading publicly on the American Stock Exchange on October 19, 2004, under the symbol PED.

Stock Transfer Agent & Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes and changes of ownership or name in which shares are held.

Independent Auditors

Holtz Rubenstein Reminick LLP
125 Baylis Road
Melville, NY 11747

Legal Counsel

Morse, Zelnick, Rose & Lander LLP
405 Park Avenue
Suite 1401
New York, NY 10021

2005 was highlighted by continued profitability and strong organic growth in our core subscription products...

Allen S. Greene *Chairman and Chief Executive Officer*



SmartPros
Knowledge for Professionals

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532

914.345.2620

info@smartpros.com

www.smartpros.com